NO ACT

DC
PE
1-28-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040685

Received SEC

FEB 22 2008

Washington, DC 20549

February 22, 2008

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2008

Re: Schering-Plough Corporation
Incoming letter dated January 28, 2008

Dear Mr. Dye:

This is in response to your letter dated January 28, 2008 concerning the shareholder proposal submitted to Schering-Plough by Kenneth Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

HOGAN &
HARTSON

RECEIVED
2008 JAN 29 AM 10: 43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14-8(i)(1)
Rule 14a-8(i)(2)
Rule 14a-8(i)(3)

January 28, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2008 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), with John Chevedden acting as his proxy. We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2008 proxy materials in reliance on Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(3).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibits. Copies of this letter and the exhibits are also being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of the proxy materials with the Commission on or about April 18, 2008.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"Resolved, Shareholders ask our Board to amend our by-laws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

REASONS FOR EXCLUSION

A. Rules 14a-8(i)(1) and 14a-8(i)(2) – The Proposal is not a Proper Subject for Shareholder Action under State Law and, if Implemented, Would Cause the Company to Violate State Law

Rule 14a-8(i)(1) allows a company to exclude a proposal if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's incorporation. Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of New Jersey. As more fully described in the opinion of the New Jersey law firm of McCarter & English, LLP, attached as Exhibit 2, to the extent that the Proposal would require that there be *no* restrictions on the right of shareholders to call a special meeting, implementation of the Proposal would cause the Company to violate the New Jersey Business Corporation Act (the "Act") in four distinct ways.

First, the Proposal would allow a shareholder to call a special meeting without providing to other shareholders a notice meeting the requirements of Section 14A:5-4 of the Act. Second, the Proposal would allow shareholders to initiate consideration of matters at a meeting of shareholders that, under Sections 14A:9-1 and 14A:10-1 of the Act, may be considered by shareholders only if the matter has first been approved and recommended to shareholders by the board of directors (e.g., a merger proposal or an amendment to the certificate of incorporation). Third, the Proposal violates Section 14A:5-3 of the Act by eliminating that provision's requirement that a shareholder wishing to call a special meeting satisfy a minimum stock ownership requirement and demonstrate "good cause" in a judicial forum. Fourth, the Proposal violates Section 14A:6-1(1) of the Act by improperly transferring the authority to manage the business and affairs of the Company from the board of directors to the shareholders.

Because the Proposal would allow shareholders to call a special meeting to consider matters that may be initiated only by the board of directors, and because the Proposal would transfer management authority from the board of directors to shareholders, the Proposal also is not a proper subject for shareholder action under New Jersey law.

Although the Proposal is precatory in that it "asks" the Company's board of directors to amend the Company's by-laws and/or any other appropriate governing documents, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See *Pennzoil Corporation* (March 22, 1993) and *Badger Paper Mills, Inc.* (March 15, 2000).

The Proposal Seeks to Eliminate Statutory Restrictions on the Right of Shareholders to Call Special Meetings

The Proposal seeks an amendment to the Company's by-laws, and/or any other appropriate governing documents, apparently for the purpose of providing that there be no restrictions on a shareholder's right to call a special meeting, "compared to the standard allowed by applicable law." While we believe that the quoted phrase is subject to an alternative interpretation, rendering the Proposal vague and therefore excludable under Rule 14a-8(i)(3) (as discussed below), the Proponent seems to be requesting that the Company provide to every shareholder the power to call a special meeting without *any* restriction, not even the restrictions required by New Jersey law.

New Jersey law establishes procedural requirements that must be satisfied in connection with any special meeting of shareholders, and also limits the types of matters that may be initiated by shareholders prior to action by the board of directors. Compliance with these provisions of New Jersey law is mandatory—a New Jersey corporation may not choose to "opt out" of their application by amending its by-laws or other governing documents to declare them inapplicable. By attempting to except the Company from the application of these restrictions, the Proposal would require the Company to violate New Jersey law.

Minimum Notice Requirement. Section 14A:5-4 of the Act provides that "written notice of the time, place and purpose or purposes of *every meeting of shareholders* must be given not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting." Section 14A:5-4, which applies to both annual and special meetings of shareholders, also dictates the content of the required notice, providing that the notice must set forth the "purpose or purposes" of the meeting. The Proposal, would allow a shareholder to compel the Company to convene a special meeting without compliance with the notice requirements of Section 14A:5-4. Accordingly, in the opinion of McCarter & English, LLP, the Proposal violates Section 14A:5-4 of the Act.

Improper Subjects for Shareholder Action. The Proposal would allow a shareholder to call a special meeting of shareholders for the purpose of obtaining a shareholder vote on any matter of interest to the shareholder, regardless of the subject matter of the proposal. By doing so, the Proposal would allow a shareholder to seek a vote on a matter that, under New Jersey law, may not be initiated by a shareholder, but instead must first be approved and recommended to the shareholders by the board of directors. Section 14A:10-1 of the Act provides that a merger, consolidation or sale of substantially all of the corporation's assets may occur only if *first* approved by the corporation's board of directors and *then* submitted to shareholders for approval. The Proponent's intention to override this provision of New Jersey law is demonstrated by his supporting statement, which states that the Proposal would enable any shareholder to call a special meeting "in the context of a major acquisition or restructuring" or with respect to "takeover offers." Similarly, Section 14A:9-1 of the Act provides that a New Jersey corporation's certificate of incorporation may be amended only if the amendment is first approved by the corporation's board of directors and then submitted to shareholders for approval. By allowing shareholders to initiate consideration of matters governed by Sections 14A:9-1 and 14A:10-1, the Proposal would, in the opinion of McCarter & English, LLP, violate New Jersey law.

Statutory Procedures for Calling Special Meetings. Section 14A:5-3 of the Act provides that the by-laws of a New Jersey corporation may provide for the right of shareholders to call special meetings. Section 14A: 5-3 also provides, however, that notwithstanding anything in the by-laws to the contrary, shareholders holding not less than 10% of all shares entitled to vote at a meeting have the right to apply to the Superior Court of New Jersey to call a special meeting for "good cause shown." Accordingly, the Act provides that, to be eligible to call a special meeting, shareholders must own at least 10% of the shares entitled to vote at the meeting, and those shareholders must establish to the satisfaction of a New Jersey court that there is good cause for holding a meeting. As explained in the legal opinion of McCarter & English, LLP, the New Jersey legislature imposed these restrictions on the right of shareholders to call special meetings for the specific purpose of protecting corporations from abusive, multiple calls for special meetings by minority shareholders. Contrary to Section 14A: 5-3 and its legislative history, the Proposal would give *any* shareholder the right to call a special meeting at *any* time and for *any* reason. As a result, in the legal opinion of McCarter & English, LLP, the Proposal violates Section 14A:5-3 of the Act.

The by-laws of a New Jersey corporation, whether adopted by the board of directors or by shareholders, must conform with the Act. See *Penn-Texas Corp. v. Niles-Bement-Pond Company*, 34 N.J. Super 373,378 (Ch. Div. 1955) ("A by-law or amendment to a by-law which is repugnant to any part of our [Act] is illegal and void. No citation of authority is needed to support this basic principle.") Because implementation of the Proposal would violate New Jersey law, the Proposal is excludable under Rule 14a-8(i)(2). Additionally, because the Proposal would allow shareholders to initiate consideration of matters that are not proper subjects for shareholder action under New Jersey law, the Proposal is excludable under Rule 14a-8(i)(1).

The Proposal Improperly Transfers Management of the Business and Affairs of the Company to the Shareholders

Section 14A:6-1(1) of the Act provides that the business and affairs of a New Jersey corporation are to be managed by the board of directors, "except as in this [A]ct or in its certificate of incorporation otherwise provided." Nothing in the Company's certificate of incorporation limits the ability of the Company's board of directors in managing the business and affairs of the Company. Courts interpreting this provision of the Act have determined that the scope of the board's power under New Jersey law must be construed broadly, and intrusions into the regular internal affairs of a New Jersey corporation are not regarded with favor. See, e.g., *In re PSE&G Shareholder Litigation*, 315 N.J. Super. 323, 327 (Ch. Div. 1998), *aff'd*, 173 N.J. 258, 277 (2002) and *RKO Theatres v. Trenton-New Brunswick Theatres Co.*,9 N.J. Super. 401, 404 (Ch. Div. 1950).

In *Brooks v. Standard Oil Company*, a U.S. District Court interpreting Section 14A:6-1(1) of the Act stated, "Questions of policy of management...are left solely to the honest decision of the directors...To hold otherwise would be to substitute the judgment and discretion of others in the place of those determined on by the scheme of incorporation." See *Brooks v. Standard Oil Company*, 308 F. Supp. 810, 814 (S.D.N.Y. 1969) (citing *Ellerman v. Chicago Junction Ry. Co.*, 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)). In *Brooks*, the district court held that the Securities and Exchange Commission had properly construed New Jersey law in determining that a shareholder-proposed by-law directing a New Jersey corporation to intensify its efforts to explore for petroleum reserves, and to create an international regime having jurisdiction over petroleum reserves, was not a proper subject for shareholder action under New Jersey law and therefore was excludable from the corporation's proxy statement. The court based its decision on Section 14A:6-1 of the Act, holding that the proposal infringed on the management authority reserved to the board of directors by that provision of New Jersey law.

The Proposal, if implemented, would permit any shareholder to call a special meeting at any time relating to any subject. The clear effect of the Proposal would be to permit any shareholder, including a shareholder holding one share of the Company's common stock, to require the Company to convene a special meeting to discuss any matter of interest to the shareholder, including a matter otherwise within the general management and business judgment of the board. The Proponent's intentions are clear from the supporting statement, which states that, "[s]hareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring...." Because the Proposal seeks to transfer management decisions to the Company's shareholders, the Proposal is an improper subject for shareholder action under New Jersey law and would violate New Jersey law, and therefore the Proposal is excludable under Rules 14a-8(i)(1) and 14a-8(i)(2).

Section 14A:6-1(1) of the Act does permit the imposition of restrictions on the authority of a New Jersey corporations board of directors, but only if those restrictions appear in the corporation's certificate of incorporation. The Proponent seeks to address the potential need to amend the certificate of incorporation by requesting that the board amend the Company's by-laws "and/or any other appropriate governing documents." Under New Jersey law, however, the board of directors does not have the unilateral right to amend the Company's certificate of incorporation. See Section 14A:9-2 of the Act. Accordingly, any attempt by the board of directors to implement the Proposal by unilateral amendment of the Company's certificate of incorporation would violate state law.

Even if the Proposal were not construed as a request for unilateral board action, but instead were construed as a request that the board take all necessary action to amend the Company's certificate of incorporation to implement the Proposal, the Proposal would violate New Jersey law. Under Sections 14A:9-2(4)(a) and 14A:6-2(2) of the Act, an amendment to a New Jersey corporation's certificate of incorporation must begin with board approval of the amendment following a determination by the board that the amendment is in the best interests of the corporation. Thereafter, the amendment must be approved by the corporation's shareholders. In the opinion of the New Jersey law firm of McCarter & English, LLP, to the extent that the Proposal calls for an amendment to the Company's certificate of incorporation, the Proposal represents an attempt to do so through a process initiated by shareholders, not the board of directors, and therefore violates New Jersey law. For this additional reason, the Proposal is excludable under Rule 14a-8(i)(2).

B. Rule 14a-8(i)(3) – The Proposal is Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) permits exclusion of a proposal and supporting statement if either is contrary to the Commission's proxy rules. The staff has stated that a company may exclude a proposal under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires..." or where "the company demonstrates objectively that a factual statement is materially false and misleading." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Proposal seeks to amend the Company's by-laws and/or any other appropriate governing documents "in order that there is *no restriction* on the shareholder right to call a special meeting, compared to the *standard* allowed by applicable law on calling a special meeting" (emphasis added). The phrase "compared to the standard allowed by applicable law" is vague in that its meaning is open to more than one interpretation. It is unclear whether the Proposal seeks the removal of *all* restrictions on the right to call a special meeting and would therefore allow any shareholder to call for a special meeting at any time to consider any matter, or instead seeks the removal of all restrictions on the right of shareholders to call a special meeting other than those imposed by state law (such as the 10% minimum ownership requirement or notice requirements). Nor is it clear whether the Proposal would give the board of directors the discretion to apply reasonable standards or procedures for determining whether or when to call a special meeting in response to a shareholder's request. Where, as here, a proposal is subject to varying interpretations, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal," the proposal is excludable under Rule 14a-8(i)(3). See *Fuqua Industries, Inc.* (March 12, 1991).

Furthermore, the Proposal states that it would eliminate a "restriction" in the by-laws on the "standard" allowed by applicable law for calling a special meeting of shareholders, when in fact no restriction exists. Because neither New Jersey law nor any of the Company's governing documents contains any restriction on the right of shareholders to call a special meeting as set forth in the Act, the Proposal's reference to a "restriction" in the Company's governing documents is vague and indefinite and therefore misleading.

Because the Proposal is misleading and so inherently vague that neither the Company's shareholders voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, the Proposal is excludable pursuant to Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(3), and we request confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910 and to the Proponent at (310) 371-7872. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: John Chevedden
Kenneth Steiner

Grace K. Lee
Schering-Plough Corporation
Susan Ellen Wolf
Schering-Plough Corporation

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Road
Kenilworth, NJ 07033

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/27/07
Date

cc: Susan Wolf
Corporate Secretary
PH: 908 298-4000
PH: 908 298-7354
Fax: 908 298-7653
FX: 908 298-7082
Grace Lee
Senior Counsel
PH: 908 298-7175
FX: 908 298-7303

[SGP: Rule 14a-8 Proposal, November 28, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" in CEO pay:
  $29 million
- The Corporate Library's primary concern with our CEO's pay related to the excessive levels of pay despite underperformance versus industry peers, including excessive amounts of perks, which TCL felt had little connection to Schering-Plough performance. Further, TCL saw a lack of incentive pay as stock, as the majority of incentive pay is delivered in cash of stock units.
- Our board was comprised almost entirely of current or former CEOs who may be sympathetic to management according to The Corporate Library.
- We did not have an Independent Chairman or even a Lead Director – Independence concern.

Additionally:

- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.
  4) A majority vote requirement in the election of directors.
- Two directors had 15 or 18 years tenure each – Independence concern:
  Mr. Becherer, who chaired our executive pay committee
  Mr. Oordt
- Three directors were designated as "Accelerated Vesting" directors by The Corporate Library. This was due to their involvement with a board that sped up stock option vesting to avoid recognizing the related cost:
  Mr. Becherer, who chaired our executive pay committee
  Mr. Weinbach
  Ms. Turner

The above concerns shows there is room for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

DJF

DISCOUNT BROKERS

Date: 30 NOV 2007

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AHS-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 900 shares of Schering Plough Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/22/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

SGP

Post-it® Fax Note 7671	Date	# of pages ▸ 3
To Grace Lee	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 908-298-7082	Fax #	

298-7303

Exhibit 2

Opinion of
McCarter & English, LLP

McCARTER ENGLISH
ATTORNEYS AT LAW

January 28, 2008

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Shareholder Special Meeting Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
T: 973-622-4444
F. 973-624-7070
www.mccarter.com

We have acted as special New Jersey counsel to Schering-Plough Corporation., a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") which the Proponent intends to present at the Company's 2008 annual meeting of shareholders. In this connection, you have requested our opinion as to certain matters under the New Jersey Business Corporation Act, N.J.S.A. 14A:1-1 et. seq. (the "Business Corporation Act", "Act" or "NJBCA").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company, as amended through September 17, 2007 (the "Certificate"); (ii) the By-Laws of the Company, as amended through June 26, 2007 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

The Proposal

The Proposal reads as follows:

> "RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder [sic] right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

The Proposal does not specify what, if any, provisions in the Bylaws or other governing documents constitute "restrictions" on the right of the shareholders of the Company to call a special meeting. Our interpretation of the Proposal, therefore, is that the Proponent proposes that the board of directors to adopt an amendment to its Bylaws and/or Certificate to allow any shareholder of the Company to call a special meeting of shareholders at any time. Furthermore, we are uncertain as to whether the Proponent intends that the amendments called for by the Proposal are meant to comply with or, alternatively, to attempt to vary the applicable statutory procedures and limitations on the calling of special shareholder meetings. Therefore, we have addressed both possible interpretations in our discussion below.

BOSTON
HARTFORD
NEW YORK
NEWARK
PHILADELPHIA
STAMFORD
WILMINGTON

Discussion

You have asked for our opinion as to whether the Proposal, if adopted by the shareholders, would be valid under the Business Corporation Act. In our opinion the Proposal, if adopted by the shareholders, would not be valid under the Business Corporation Act, because the amendments which it envisions being adopted by the board of directors would be inconsistent with the Act.

The Bylaws and the Certificate of Incorporation Must Conform with the Act

The bylaws of a New Jersey corporation, whether adopted by its board of directors or shareholders, must conform with the Business Corporation Act. See, *e.g.*, Penn-Texas Corp. v. Niles-Bement-Pond Company, 34 N.J. Super 373, 378 (Ch. Div. 1955):

> "It is fundamental that the corporate structure must be established and managed in conformity with the provisions of the Corporation Act [the predecessor to the Business Corporation Act]. A by-law or amendment to a by-law which is repugnant to any part of our Corporation Act is illegal and void. No citation of authority is needed to support this basic principle."[1]

In Brooks v. Standard Oil Company (New Jersey), 308 F. Supp. 810, 814 (S.D.N.Y. 1969), the District Court held that a shareholder-proposed bylaw which would have directed a New Jersey corporation to intensify its efforts to explore for petroleum reserves under the world's oceans and to encourage the creation of an international regime having jurisdiction over such reserves "is not appropriate for stockholder action" under New Jersey law due to the "very broad" scope of management authority reserved to the board under New Jersey law, and therefore may be excluded from the corporation's proxy statement. Implicit in the court's decision is the finding that the bylaws of a New Jersey corporation may not be inconsistent with the power of the board of directors to manage the business and affairs of the corporation.

Similarly, the Act specifically provides in Section 14A:2-7(1)(f) that the certificate of incorporation of a New Jersey corporation may only contain such provisions as are "not inconsistent with [the NJBCA] or any other statute of this State." We turn, therefore, to consideration of whether the amendment which is envisioned by the Proposal meets the standards set forth in the Penn-Texas and Brooks decisions (in

---

1 Black's Law Dictionary (8th Edition, 2004) defines "repugnant" to mean "inconsistent or irreconcilable with; contrary or contradictory to." Our use of the term "inconsistent" in this opinion letter is meant to be the equivalent of the term "repugnant" used by the court in the Penn-Texas decision.

the case of a Bylaw amendment) and/or Section 14A:2-7(1)(f) (in the case of an amendment to the Certificate).

Special Shareholders Meetings under the NJBCA

Section 14A:5-3 of the Business Corporation Act deals in general with the subject of special shareholders meetings, and reads as follows:

> "14A:5-3. Call of special meetings of shareholders. Special meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order."

That section makes it clear that a New Jersey corporation may provide in its bylaws that shareholders have the power to call special meetings. However, it is also clear that the drafters of this section envisioned that any bylaw provisions which would enable shareholders to call special meetings would be subject to such safeguards and limitations as the corporation chose to impose. Of relevance here is the legislative history of this section. The official Comments of the Commissioners of the 1968 Corporation Law Revision Commission, the original drafters of this section of the NJBCA, include the following discussion:

> "This section authorizes the president or the board to call a special meeting. In addition, it specifies that such a meeting may be called by such other officers, directors or shareholders as may be provided in the by-laws. Section 26 of the Model [Corporation] Act gives to holders of 10% of all shares entitled to vote at a meeting the right to call a special meeting, regardless of any greater percentage requirement which the by-laws might impose. The Commission has accepted the Model Act limitation of 10%, but has added the requirement that the shareholders must apply to the court for an order directing a meeting. The Commission believed that such a requirement would provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders."

As indicated by its official Comments, the Commission was concerned about "multiple calls for special meetings by minority shareholders," and chose to incorporate two distinct safeguards in that section to limit the shareholders' ability to call a special meeting in any case where such power was not given to the shareholders in the bylaws: that the application to the court to hold a special meeting be supported by the holders of at least ten percent of the outstanding voting shares, and that the court must find "good cause" to order the holding of a special meeting. It is not unreasonable to assume that the Commission also envisioned that safeguards and limitations would normally be incorporated by a corporation into any bylaw provisions giving its shareholders the right to call special meetings, also, in order to avoid the same potential for multiple calls by minority shareholders.

Section 14A:5-4 of the Business Corporation Act provides that "written notice of the time, place and purpose or purposes of **every meeting of shareholders** [i.e., including special meetings] must be given not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting. " (Emphasis added.)

Special Shareholders Meetings under the Bylaws of the Company

Article III, Section 6 of the Bylaws provides as follows:

> "Special Meetings. Except as otherwise provided in the New Jersey Business Corporation Act, a special meeting of shareholders may be called only by the Chief Executive Officer, the Chairman of the Board of Directors, or the Board of Directors. At any special meeting of shareholders, only such business as shall be set forth in the notice of the meeting shall be conducted."

The lead-in language to this section preserves the rights of holders of ten percent or more of the voting stock to petition the Superior Court to hold a special meeting, as provided in NJBCA Section 14A:5-3. The section does not otherwise give the shareholders of the Company an affirmative right to call a special meeting, however. As stated above, we interpret the Proposal as, at a minimum, a request that this section of the Bylaws be amended to enable any shareholder to call a special meeting. In particular, we believe that the Proposal aims to remove the discretion of the Chief Executive Officer, Chairman of the Board or the Board of Directors to weigh the pros and cons of a request by a shareholder to hold a special meeting and to act accordingly in accordance with his, her or its best business judgment.

Article III, Section 3 of the Bylaws contains a shareholder meeting notice provision which is identical to Section 14A:5-4 of the Business Corporation Act.

The Proposal, If Adopted, Would Cause The Company to Violate New Jersey Law.

If we are to assume that the amendments called for by the Proposal are meant to disregard the procedures and limitations on the calling of special shareholder meetings which are provided for under the Act, then adoption of the Proposal would clearly violate the Act. In his supporting statement, the Proponent indicates that "[s]hareholder control over timing [of a special meeting] is especially important." However, neither the shareholders nor the board of directors may disregard the mandatory provisions of Section 14A:5-4 of the Act, which requires that ten days' advance notice of any shareholders meeting be given to the shareholders. To the extent that any amendment would attempt to do so, that amendment would clearly be inconsistent with the Act and therefore, under the tests set forth above, illegal and void.

In addition, Section 14A:5-4 requires that the "purpose or purposes" of such special meeting must be set forth in the notice. Again, to the extent that the Proposal envisions amendments to the Company's governing documents which would dispense with this requirement, the Proposal would violate the Act.

Finally, it appears evident from the Proponent's supporting statement that he intends the amendments called for by the Proposal to enable any shareholder to call a special meeting "in the context of a major acquisition or restructuring, " or with respect to "takeover offers." Although he does not define what he means by the use of these terms, to the extent that such transactions would involve a merger or consolidation of the Company or the sale of all or substantially all of the Company's assets (14A:10-1 et. seq.), or any amendment to the Company's Certificate (14A:9-1 et. seq.), then allowing the shareholders to call a special meeting to vote on such transactions or amendments would be inconsistent with the procedure set forth in the Act. The Act provides that each such transaction or amendment must first be approved by the board of directors, and only then submitted by the board to a vote of shareholders. There is no provision in the Act which would allow the Company to vary this mandatory procedure. To the extent that the Proponent is attempting to circumvent this statutory procedure and give the shareholders of the Company a means of voting on such transactions or amendments, even if the same have either not yet been approved or even have previously been disapproved by the board of directors, then the Proposal would cause the Company to violate the Act.

Therefore, if we are to assume that the amendments called for by the Proposal are meant to disregard the procedures and limitations on the calling of special shareholder meetings which are provided for under the Act, then it is our opinion that adoption of the Proposal would clearly violate the Act. However, even if the Proposal were to be read to call only for amendments which otherwise comply with the Act's procedures and limitations, in our opinion adoption of the Proposal would still violate the Act, for the reasons discussed below.

Duties of the Board of Directors under the NJBCA

It is a fundamental principle of the Business Corporation Act that "[t]he business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."[2] NJBCA Section 14A:6-1(1). New Jersey courts have held that although the shareholders are the owners of a corporation, the directors are charged with the management of its business and affairs. See In re PSE&G Shareholder Litigation, 315 N.J. Super. 323, 327 (Ch. Div. 1998), aff'd, 173 N.J. 258, 277 (2002) (shareholders challenged the decision of the board of directors not to institute legal proceedings on behalf of the corporation against officers and directors). Furthermore, intrusions in the regular internal affairs of a New Jersey corporation are not regarded with favor by New Jersey courts. RKO Theatres v. Trenton-New Brunswick Theatres Co., 9 N.J. Super. 401, 404 (Ch. Div. 1950) (action for dissolution brought by holders of one-half of the shares). Questions of management policy are left solely to the discretion of the directors, and the shareholders cannot question the acts of the directors so long as they were taken in furtherance of the corporation's purposes, were not unlawful, and were done in the exercise of good faith and honest judgment (otherwise known as the "business judgment rule"). Eliasberg v. Standard Oil Co., 23 N.J. Super. 431, 441 (Ch. Div. 1952), aff'd, 12 N.J. 467 (1953) (suit by shareholder to enjoin corporation from granting stock options to executives). "'Questions of policy of management .... are left solely to the honest decision of the directors, if their powers are without limitation and free from restraint. To hold otherwise would be to substitute the judgment and discretion of others in the place of those determined on by the scheme of incorporation.'" Brooks, supra at 814 (citing Ellerman v. Chicago Junction Ry. Co., 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)). See also Daloisio v. Peninsula Land Co., 43 N.J. Super. 79 (App. Div. 1956) (shareholder challenge to a corporation's failure to complete a purchase of real estate), where it was stated by the court that the business judgment rule protects, among other things, the board's decision as to how best to appropriate corporate funds to advance the corporation's interests.

Requiring the Corporation to Hold a Special Shareholders Meeting Upon the Request of any Shareholder Would be Inconsistent with the Act.

We note that the process by which any public corporation, including the Company, prepares and disseminates its annual meeting proxy statement is expensive, time-consuming and labor-intensive. The Board is entrusted to make judgments as to

[2] We have found nothing in the Company's Certificate which limits the directors' ability to manage its business and affairs.

how best to appropriate corporate funds to advance the corporation's interests. See Daloisio v. Peninsula Land Co., supra. In making any decisions, the Board may take into account the desires of its shareholders, among other factors, but is not bound to strictly follow such desires. See NJBCA 14A:6-1(2): "In discharging his duties to the corporation and in determining what he reasonably believes to be in the best interest of the corporation, a director may, in addition to considering the effects of the action on shareholders, consider any of the following; (a) the effects of the action on the corporation's employees, suppliers, creditors and customers; (b) the effects of the action on the community in which the corporation operates, and (c) the long-term as well as the short-term interests of the corporation and its shareholders....."

Sections 14A:5-3 and 14A:6-1 of the Business Corporation Act, with only one limited exception discussed above, ultimately entrust to the board of directors the decision whether or not to call a special shareholders meeting upon the request of any shareholder or group of shareholders. (Although the Act does give the president and such other officers as may be provided in the bylaws the ability to call a special meeting, it may be expected that the officers of a corporation, who are accountable to the board of directors, would not normally call a special meeting except where a majority of the board favored holding such a meeting.) As such, assuming that the prerequisites for the application of the rule are present, a decision by the Board as to whether or not to hold a special meeting upon the request of any shareholder is protected by the business judgment rule. In making their decision, the directors may take into account a number of factors, among them the depth (or lack of depth) of support for the holding of a meeting among the shareholders, the importance of the issues proposed to be raised at the meeting, and alternative means of dealing with such issues. The board may also take into account the rights of holders of ten percent or more of the voting stock to petition the Superior Court to hold a special meeting under NJBCA Section 14A:5-3. The Proposal, however, would strip the board of all discretion in this regard and would require the Company to amend its Bylaws to provide that a special meeting be called anytime requested by even one shareholder, and apparently regardless of the reasons cited by that shareholder to hold the meeting. This would be inconsistent with the management powers vested in the Board of Directors by Section 6-1 of the Act. In addition, it would run contrary to the general intent of the drafters of the Business Corporation Act, as demonstrated by the legislative history of Section 14A:5-3 of the Act, who were concerned with protecting corporations against the potential for repeated calls for special meetings by minority shareholders.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the amendments contemplated by the Proposal, if adopted by the shareholders, would not be valid under the New Jersey Business

Corporation Act because it would be inconsistent with the management powers vested in the Board of Directors by Section 6-1 of the Act.

We are admitted to practice law in the state of New Jersey. The foregoing opinion is limited to New Jersey law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

McCarter & English, LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated January 28, 2008

The proposal asks the board to amend the "bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Schering-Plough omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Schering-Plough relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

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